

December 16, 2010

Via Facsimile (215.963.5001) and U.S. Mail

Joanne R. Soslow, Esq.
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103

RE: PhotoMedex, Inc.
     Schedule TO-I
     Filed December 2, 2010
     File No. 005-34804

Dear Ms. Soslow:

     We have reviewed your amendment and have the following comments.

Schedule TO

1.   We note your response to prior comment 1. Please revise to provide the ratio of earnings to fixed charges information required by Item 1010 of Regulation M-A. We note your response that the Company believes it is not required to provide such information in reliance on Item 503(e) of Regulation S-K because the Company is a smaller reporting company as defined in Item 10(f) of Regulation S-K. Item 1010(c)(4) of Regulation M-A requires that the Company present its ratio of earnings to fixed charges "in a manner consistent with 503(d) of Regulation S-K," however, this does not mean that the Item 503(e) exemption from Item 503(d) is applicable to the Company's obligation under Item 1010(c)(4).

2.   We note your response to prior comment 7. As discussed, please note that the exception contained in Exchange Act Rule 13e-4(f)(9)(ii) only applies to security holders in a state located within the United States as opposed to another country. Therefore, the Company may not rely on such exception to permit it not to accept exchanges from or on behalf of option holders residing in a jurisdiction located outside the United States unless the Company satisfies the second bullet point of prior comment 7. Either provide the information in your response letter addressing the second bullet point or revise the disclosure consistent with Rule 13e-4(f)(8).

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Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions